UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission File Number: 001-38673

Arco Platform Ltd.

(Exact name of registrant as specified in its charter)

Rua Augusta 2840, 9th floor, suite 91

Consolação, São Paulo — SP

01412-100, Brazil
+55 (11) 3047-2655

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          ☒                 Form 40-F          ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          ☐                    No          ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          ☐                    No          ☒

TABLE OF CONTENTS

ITEM

1.	Press release dated October 24, 2019 — Arco Platform Limited Announces Pricing of Public Offering of Class A Common Shares

X

Arco Platform Limited Announces Pricing of Public Offering of Class A Common Shares

São Paulo, Brazil, October 24, 2019 — Arco Platform Limited, or Arco (Nasdaq: ARCE), announced today that it priced an underwritten public offering of 7,719,503 Class A common shares at a public offering price of US$43.00, consisting of 4,268,847 Class A common shares offered by certain selling shareholders of Arco (the “Selling Shareholders”), including General Atlantic Arco (Bermuda), L.P. (“GA”), and 3,450,656 Class A common shares offered by Arco.  In addition, GA has granted the underwriters a 30-day option to purchase up to 1,157,925 additional Class A common shares at the public offering price, less underwriting discounts and commissions. Arco will not receive any proceeds from the sale of Class A common shares by the Selling Shareholders.

The offering is expected to close on or about October 29, 2019, subject to customary closing conditions.

Goldman Sachs & Co. LLC, Morgan Stanley, Itau BBA USA Securities, Inc., BTG Pactual and BofA Securities are acting as global coordinators and Goldman Sachs & Co. LLC, Morgan Stanley and Itau BBA USA Securities, Inc. are acting as representatives of the underwriters in this public offering. Additionally, Credit Suisse and Bradesco BBI are acting as joint bookrunners.

The offering is being made only by means of a prospectus and related prospectus supplement forming part of a shelf registration statement on Form F-3 that was previously filed with and declared effective by the Securities and Exchange Commission (“SEC”) on October 21, 2019. The preliminary prospectus supplement and accompanying base prospectus relating to the offering were filed with the SEC on October 23, 2019. The final prospectus supplement and the accompanying prospectus will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov, copies of which may be obtained, when available, from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, or by emailing prospectus-ny@ny.email.gs.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; Itau BBA USA Securities, Inc., 540 Madison Avenue 24th Floor, New York, New York 10022, Attention: Equity Sales Desk, telephone: 1-212-710-6756 or by emailing roadshowdesk@itaubba.com; Banco BTG Pactual S.A.—Cayman Branch, Attention: Prospectus Department, 601 Lexington Avenue, 57th Floor, New York, NY 10022, email: OL-BTGPactual-ProspectusDepartment@btgpactual.com; or BofA Securities, Attention: Prospectus

Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, or by emailing dg.prospectus_requests@baml.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Arco

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Arco’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Arco’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. None of Arco or the Global Coordinators undertakes any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

Investor Relations Contact

Arco Platform Limited

IR@arcoeducacao.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arco Platform Ltd.

By:	/s/ Ari de Sá Cavalcante Neto
Name:	Ari de Sá Cavalcante Neto
Title:	Chief Executive Officer

Date: October 25, 2019